

July 23, 2015

Via E-mail
David Behrend
Chairman, President, Chief Executive Officer, and Principal Financial and Accounting Officer
Hubilu Venture Corporation
9777 Wilshire Blvd
Suite 804
Beverly Hills, CA 90212

> **Re:** **Hubilu Venture Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 8, 2015**
> **File No. 333-204347**

Dear Mr. Behrend:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2015 letter.

General

1.   We note your response to comment 1 of our letter. Please provide us with a detailed legal analysis of why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09, which is available on our website. Alternatively, please revise your registration statement to state that the selling security holders will offer their securities at a fixed price for the duration of the offering and to identify the selling security holders as underwriters.

2.   We note that your disclosures regarding your previous issuances of common stock appear to be internally inconsistent. By way of example, we note the following statements:

- "From April 7, 2015 to May 7, 2015, we sold and issued 235,000 shares of our common stock at a price of $0.10 per share for $23,500 to 40 individuals and issued 191,500 shares of our common stock to 12 individuals for services rendered valued by our sole director at a price of $0.10 per share." Page 4
- "From April 7, 2015 to April 29, 2015, we issued a total of 426,500 common shares for cash consideration of $23,000, or $0.10 per share, which was accounted for as a purchase of common stock and 191,500 shares for services rendered valued at $0.10 per share for share-based compensation. . . ." Page 19
- "In April 2015, we issued 426,500 shares of common stock to our founder at a price of $0.10 per share for $21,500." Page 23
- "Subsequent to the period ended March 31, 2015, the Company issued 426,500 shares of restricted common stock to various investors and consultants at $0.10 per share." Page F-9
- "In addition, from April 7, 2015 to May 7, 2015, we issued 244,000 common shares for total consideration of $24,400, or $0.10 per share, to 43 shareholders. From May 4, 2015 to May 7, 2015, we issued 182,500 common shares valued at $18,250, or $0.10 per share, to 10 individuals for consulting services rendered to us." Page 42
- "We issued 220,000 common shares for $22,000 or $0.10 per share, to 39 accredited investors. . . . We issued 15,000 common shares for $150,000 or $0.10 per share, to 2 accredited investors. . . . We issued 191,500 common shares valued at $19,150 or $0.10 per share, to 11 individuals for consulting services rendered to us." Page 42

Please revise your disclosures throughout the document to clarify on what dates, in what amounts, and to how many shareholders you have previously issued shares.

Prospectus Cover Page

3.   We note your response to comment 3 of our letter, and we further note that the "subject to completion" legend is still located on prospectus cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

Selling Security Holders, page 17

4.   We note your response to comment 9 of our letter. Please revise your disclosure to identify the natural person who has voting and dispositive authority over the shares offered for sale by Akselrod Family Trust.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Estimated Expenses for the Next Twelve Months, page 25

5.   We note your response to comments 5 and 6 of our letter. Please revise your disclosure in this section to clarify for investors that the expected offering expenses of approximately $55,000 are in addition to the estimated operating expenses for the next 12 months of approximately $55,000 or advise.

Exhibits

6.   Please amend your filing to provide a consent from your independent auditor.

Exhibit 5.1

7.   We note that the registration statement has been revised to reflect the registration of 235,000 shares; however, Exhibit 5.1 refers to the offer and sale of up to 426,500 shares. Please revise this legality opinion for consistency with the registration statement.

        You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Branch Chief

cc: Donald P. Hateley
        Hateley & Hampton